STATEMENT OF FINANCIAL CONDITION

September 30, 2023
(Audited)

RAYMOND JAMES

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-17983

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 10/01/2022 (MM/DD/YY) AND ENDING 09/30/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Raymond James Financial Services, Inc.**

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. box no.)

880 Carillon Parkway
(No. and Street)

Saint Petersburg	**Florida**	**33716**
(City)	(State)	(Zip Code)

PERSON TO CONTACT IN REGARD TO THIS FILING

Marshall Ollia	**727-567-1000**	**marshall.ollia@raymondjames.com**
(Name)	(Area Code - Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

KPMG LLP
(Name - *if individual, state last, first, middle name*)

100 North Tampa Street Suite 1700	**Tampa**	**Florida**	**33602**
(Address)	(City)	(State)	(Zip Code)

10/20/2003	**185**
(Date of Registration with PCAOB, if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Marshall Ollia, officer of Raymond James Financial Services, Inc., swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Raymond James Financial Services, Inc., as of September 30, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title:
Chief Financial Officer

[signature]
Notary Public

LYNN ELLEN GUINTHER
NOTARY PUBLIC
MY COMMISSION EXPIRES 3-10-2026
STATE OF FLORIDA
COMMISSION NUMBER HH 238611

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

RAYMOND JAMES FINANCIAL SERVICES, INC.
(a wholly owned subsidiary of Raymond James Financial, Inc.)

STATEMENT OF FINANCIAL CONDITION
September 30, 2023

SUMMARY OF CONTENTS



KPMG LLP
Suite 1700
100 North Tampa Street
Tampa, FL 33602-5145

Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors
Raymond James Financial Services, Inc.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Raymond James Financial Services, Inc. (the Company) as of September 30, 2023, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of September 30, 2023, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.



We have served as the Company's auditor since 2001.

Tampa, Florida
November 21, 2023

STATEMENT OF FINANCIAL CONDITION

$ in thousands, except per share amount		**September 30, 2023**
Assets:		
Cash and cash equivalents	$	164,892
Other receivables, net		9,412
Loans to financial advisors, net		25,342
Deferred income taxes, net		16,945
Other assets		2,583
Total assets	**$**	**219,174**
Liabilities and stockholder's equity:		
Accrued compensation, commissions and benefits	$	45,216
Income taxes payable		12,930
Payables to affiliates, net		12,697
Other payables		45,505
Total liabilities		**116,348**
Commitments and contingencies (see Note 6)		
Stockholder's equity:		
Common stock; $1 par value; 5,000 shares authorized; 5,000 shares issued and outstanding		5
Additional paid-in capital		48,591
Retained earnings		54,230
Total stockholder's equity		**102,826**
Total liabilities and stockholder's equity	**$**	**219,174**

See accompanying Notes to Statement of Financial Condition.

RAYMOND JAMES FINANCIAL SERVICES, INC.
(a wholly owned subsidiary of Raymond James Financial, Inc.)

NOTES TO STATEMENT OF FINANCIAL CONDITION
September 30, 2023

NOTE 1 – ORGANIZATION AND BASIS OF PRESENTATION

Organization

Raymond James Financial Services, Inc. ("RJFS," "we," "our," "us," or the "firm") is a Florida corporation and a wholly owned subsidiary of Raymond James Financial, Inc. ("RJF" or "Parent"). We support independent contractor financial advisors in providing a comprehensive range of investments and services. We are an introducing broker-dealer registered with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority ("FINRA") and National Futures Association ("NFA"). Through our membership in the NFA, we are regulated by the Commodity Futures Trading Commission ("CFTC").

Basis of presentation

Accounting estimates and assumptions

We conform to our Parent's fiscal year end of September 30. The preparation of the Statement of Financial Condition in conformity with United States ("U.S.") generally accepted accounting principles requires us to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates and could have a material impact on the Statement of Financial Condition.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents

Our cash equivalents include money market funds or highly liquid investments with maturities of 3 months or less as of our date of purchase.

Other receivables, net

We present "Other receivables" on our Statement of Financial Condition, net of any allowance. Net receivables related to contracts with customers were $871 thousand as of September 30, 2023.

Loans to financial advisors, net

We offer loans to financial advisors for recruiting purposes. The decision to extend credit to a financial advisor is generally based on their ability to generate future revenues. Loans offered are generally repaid over a four to seven year period with interest recognized as earned, and are contingent upon continued affiliation with us. These loans are not assignable by the financial advisor and may only be assigned by us to a successor in interest. In the event that the financial advisor is no longer affiliated with us, any unpaid balance of such loan becomes immediately due and payable to us. Based upon the nature of these financing receivables, affiliation status (i.e., whether the advisor is actively affiliated with us or has terminated affiliation with us) is the primary credit risk factor within this portfolio. We present the outstanding balance of loans to financial advisors on our Statement of Financial Condition, net of the allowance for credit losses. Refer to the allowance for credit losses section that follows for further information related to our allowance for credit losses on our loans to financial advisors. See Note 3 for additional information on our loans to financial advisors.

Loans to financial advisors who are actively affiliated with us are considered past due once they are 30 days or more delinquent as to the payment of contractual interest or principal. Such loans are placed on nonaccrual status when we determine that full payment of contractual principal and interest is in doubt, or the loan is past due 180 days or more as to contractual interest or principal. When a loan is placed on nonaccrual status, the accrued and unpaid interest receivable is written-off. Loans are returned to an accrual status when the loans have been brought contractually current with the original terms and have been maintained on a current basis for a reasonable period, generally six months.

When we determine that it is likely a loan will not be collected in full, the loan is evaluated for a potential write down of the carrying value. After consideration of the borrower's ability to restructure the loan, sources of repayment, and other factors affecting the borrower's ability to repay the debt, the portion of the loan deemed a confirmed loss, if any, is charged-off. A charge-off is taken against the allowance for credit losses for the difference between the amortized cost and the amount we estimate will ultimately be collected. Additional charge-offs are taken if there is an adverse change in the expected cash flows.

Allowance for credit losses

We evaluate loans to financial advisors to estimate an allowance for credit losses over the remaining life of the financial instrument. The remaining life of these loans is determined by considering contractual terms and expected prepayments, among other factors.

The allowance for credit losses on loans to financial advisors is estimated using credit risk models that incorporate average annual loan-level loss rates and estimated prepayments based on historical data. The qualitative component of our estimate considers internal and external factors that are not incorporated into the quantitative estimate such as the reasonable and supportable forecast period. In estimating an allowance for credit losses on our individually-evaluated loans to financial advisors, we generally take into account the affiliation status of the financial advisor (i.e., whether the advisor is actively affiliated with us or has terminated affiliation with us), the borrower's ability to restructure the loan, sources of repayment, and other factors affecting the borrower's ability to repay the debt.

Credit losses are charged-off against the allowance when we believe the uncollectibility of the loan is confirmed. Subsequent recoveries, if any, are credited to the allowance once received.

Contingent liabilities

We recognize liabilities for contingencies when there is an exposure that, when fully analyzed, indicates it is both probable that a liability has been incurred and the amount of loss can be reasonably estimated. Whether a loss is probable, and if so, the estimated range of possible loss, is based upon currently available information and is subject to significant judgment, a variety of assumptions, and uncertainties. When a loss is probable and a range of possible loss can be estimated, we accrue the most likely amount within that range; if the most likely amount of possible loss within that range is not determinable, the minimum amount in the range of loss is accrued. No liability is recognized for those matters which, in management's judgment, the determination of a reasonable estimate of loss is not possible, or for which a loss is not determined to be probable.

We record liabilities related to legal and regulatory proceedings in "Other payables" on our Statement of Financial Condition. The determination of these liability amounts requires significant judgment on the part of management. Management considers many factors including, but not limited to: the amount of the claim; the amount of the loss in the client's account; the basis and validity of the claim; the possibility of wrongdoing on the part of one of our employees or financial advisors; previous results in similar cases; and legal precedents and case law. Each legal proceeding or significant regulatory matter is reviewed in each accounting period and the liability balance is adjusted as deemed appropriate by management. Any change in the liability amount is recorded in our Statement of Financial Condition. The actual costs of resolving legal matters or regulatory proceedings may be substantially higher or lower than the recorded liability amounts for such matters. See Note 6 for additional information.

Share-based compensation

Certain employees and independent contractors participate in RJF's stock incentive plan, which provides for the issuance of restricted stock unit ("RSU") and stock option awards. RJF estimates the market value of share-based awards on the date of grant. See Note 7 for further information on share-based compensation.

Deferred compensation plans

Certain employees and independent contractors participate in RJF's various deferred compensation plans that provide a return to the participant based upon the performance of various referenced investments. For certain of these plans, RJF invests directly, as a principal in such investments, related to their obligations to perform under the deferred compensation plans. For the Voluntary Deferred Compensation Plan ("VDCP"), Long-Term Incentive Plan ("LTIP"), and other certain plans, RJF purchases and holds life insurance on the lives of certain current and former participants to earn a competitive rate of return for participants and to provide a source of funds available to satisfy their obligation under the plan. See Note 7 for additional information.

Income taxes

The results of our operations are included in the consolidated federal and certain consolidated state income tax returns of RJF. As a result of the inclusion in consolidated filings, the majority of income taxes payable and receivable reported on the Statement of Financial Condition are payable to and receivable from RJF. Federal and state income taxes are computed, under a tax sharing agreement with RJF, based on the separate return method.

The objective of accounting for income taxes is to recognize the amount of taxes payable or refundable for the current year. We utilize the asset and liability method to provide for income taxes on all transactions recorded in our Statement of Financial Condition. This method requires that income taxes reflect the expected future tax consequences of temporary differences between the carrying amounts of assets or liabilities for book and tax purposes. Accordingly, a deferred tax asset or liability for each temporary difference is determined based on the tax rates that we expect to be in effect when the underlying items of income and expense are realized. Judgment is required in assessing the future tax consequences of events that have been recognized in our Statement of Financial Condition or tax returns. Variations in the actual outcome of these future tax consequences could materially impact our financial position, or liquidity. See Note 5 for further information on our income taxes.

NOTE 3 – LOANS TO FINANCIAL ADVISORS, NET

Loans to financial advisors are primarily comprised of loans originated as a part of our recruiting activities. See Note 2 for a discussion of our accounting policies related to loans to financial advisors and the related allowance for credit losses. The following table presents the balances for our loans to financial advisors and the related accrued interest receivable.

$ in thousands	September 30, 2023
Affiliated with the firm as of year-end [1]	$ 25,262
No longer affiliated with the firm as of year-end [2]	953
Total loans to financial advisors	**26,215**
Allowance for credit losses	(873)
Loans to financial advisors, net	**$ 25,342**
Accrued interest receivable on loans to financial advisors (included in "Other receivables, net")	$ 60
Allowance for credit losses as a percent of total loans to financial advisors	3.33 %

(1)   These loans were predominantly current.
(2)   These loans were predominantly on nonaccrual status and have been past due for a period less than 180 days.

NOTE 4 – RELATED PARTY TRANSACTIONS

We participate in related party transactions with affiliates. At September 30, 2023, there were no receivables from affiliates. "Payables to affiliates, net" of $12.7 million at September 30, 2023, included amounts payable for the related party transactions. The related party transactions that result in these payables are settled monthly.

At September 30, 2023, RJ&A had purchased $31.5 million of receivables related to trailing commissions from mutual funds and annuity products from RJFS.

RAYMOND JAMES FINANCIAL SERVICES, INC.
Notes to Statement of Financial Condition

NOTE 5 – INCOME TAXES

For a discussion of our income tax accounting policies and other income tax-related information see Note 2.

Income taxes

The cumulative effects of temporary differences that give rise to significant portions of the deferred tax asset/(liability) items are detailed in the following table.

$ in thousands	September 30, 2023
Deferred tax assets:	
Accrued expenses	$ 8,502
Deferred compensation	7,800
Other	643
Net deferred tax assets	**$ 16,945**

At September 30, 2023, we recognized no liability for unrecognized tax benefits.

Management believes it is more likely than not that the deferred tax asset will be fully realized based on expectations of future taxable income, our ability to net losses against consolidated taxable income of the affiliated group in accordance with the tax sharing agreement and the ability to carryback losses against prior year taxable income, as well as expectations of future taxable income. As a result, our deferred tax asset required no valuation allowance at September 30, 2023.

As of September 30, 2023, accrued income taxes payable were approximately $698 thousand.

The following table presents the aggregate changes in the balances for uncertain tax positions.

$ in thousands	Year ended September 30, 2023
Uncertain tax positions beginning of year	$ 3,050
Increases for tax positions related to the current year	660
Increases for tax positions related to prior years	116
Decreases for tax positions related to prior years	(56)
Decreases due to lapsed statute of limitations	(312)
Decreases related to settlements	(754)
Uncertain tax positions end of year	**$ 2,704**

The total amount of uncertain tax positions that, if recognized, would impact the effective tax rate (the items included in the preceding table after considering the federal tax benefit associated with any state tax provisions) was $2.1 million at September 30, 2023. We anticipate that the uncertain tax position balance will decrease by approximately $244 thousand over the next 12 months due to expiring statutes of limitations.

With few exceptions, RJFS is generally no longer subject to U.S. federal tax examinations prior to fiscal year 2020. Certain state and local tax returns are currently under various stages of audit.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

Lending commitments and other credit-related financial instruments

We offer loans to prospective financial advisors for recruiting purposes (see Notes 2 and 3 for additional information regarding our loans to financial advisors). These offers are contingent upon certain events occurring, including the individuals joining us and meeting certain other conditions outlined in their offer.

Legal and regulatory matters contingencies

In the normal course of our business, we have been named, from time to time, as a defendant in various legal actions, including arbitrations, class actions and other litigation, arising in connection with our activities.

We are subject to regular reviews and inspections by regulatory authorities and self-regulatory organizations. Reviews can result in the imposition of sanctions for regulatory violations, ranging from non-monetary censures to fines and, in serious cases, temporary or permanent suspension from conducting business, or limitations on certain business activities. In addition, regulatory agencies and self-regulatory organizations institute investigations from time to time, among other things, into industry practices, which can also result in the imposition of such sanctions. For example, RJF is continuing its cooperation with the SEC in connection with an investigation of the firm's compliance with records preservation requirements relating to business communications sent over electronic messaging channels that have not been approved by the firm and has reportedly conducted similar investigations of record preservation practices at other financial institutions. As of September 30, 2023, we have recorded an accrual related to this SEC investigation in accordance with our contingent liabilities accounting policy. See Note 2 for additional information regarding such policies.

We may contest liability and/or the amount of damages, as appropriate, in each pending matter. The level of litigation and investigatory activity (both formal and informal) by government and self-regulatory agencies in the financial services industry continues to be significant. There can be no assurance that material losses will not be incurred from claims that have not yet been asserted or are not yet determined to be material.

For many legal and regulatory matters, we are unable to estimate a range of reasonably possible loss as we cannot predict if, how or when such proceedings or investigations will be resolved or what the eventual settlement, fine, penalty or other relief, if any, may be. A large number of factors may contribute to this inherent unpredictability: the proceeding is in its early stages; the damages sought are unspecified, unsupported or uncertain; it is unclear whether a case brought as a class action will be allowed to proceed on that basis; the other party is seeking relief other than or in addition to compensatory damages (including, in the case of regulatory and governmental proceedings, potential fines and penalties); the matters present significant legal uncertainties; we have not engaged in settlement discussions; discovery is not complete; there are significant facts in dispute; and numerous parties are named as defendants (including where it is uncertain how liability might be shared among defendants). Subject to the foregoing, after consultation with counsel, we believe that the outcome of such litigation and regulatory proceedings will not have a material adverse effect on our financial condition.

There are certain matters for which we are unable to estimate the upper end of the range of reasonably possible loss. With respect to legal and regulatory matters for which management has been able to estimate a range of reasonably possible loss as of September 30, 2023, we estimated the upper end of the range of reasonably possible aggregate loss to be approximately $5 million in excess of the aggregate accruals for such matters. Refer to Note 2 for a discussion of our criteria for recognizing liabilities for contingencies.

NOTE 7 – SHARE-BASED AND OTHER COMPENSATION PLANS

Employee share-based and other compensation

We participate, along with other affiliated companies, in various qualified and non-qualified savings and stock incentive plans of RJF. RJF allocates the cost of providing these plans to RJFS based on actual cost per employee.

The profit sharing plan and employee stock ownership plan are qualified plans that provide certain death, disability or retirement benefits for all employees who meet certain service requirements. The plans are noncontributory and contributions by RJF, if any, are determined annually by RJF's Board of Directors, or a committee thereof, on a discretionary basis. Benefits become fully vested after five years of qualified service, age 65, or if a participant separates from service due to death or disability.

RJFS participates in RJF's 401(k) plan, which is a qualified plan that may provide for a discretionary contribution or a matching contribution each year. Matching contributions are 75% of the first $1,000 and 25% of the next $1,000 of eligible compensation deferred by each participant annually.

The LTIP is a non-qualified deferred compensation plan that provides benefits to certain employees who meet certain compensation requirements.

Contributions to the qualified plans and the LTIP are approved annually by RJF's Board of Directors or a committee thereof.

RJF's VDCP is a non-qualified deferred compensation plan for certain employees, in which eligible participants may elect to defer a percentage or specific dollar amount of their compensation.

Share-based compensation plans

Under RJF's stock incentive plan, certain RJFS employees may be granted RSU awards.

Employee stock purchase plan

The employee stock purchase plan allows employees to periodically purchase RJF's common stock at a 15% discount. Share purchases in any calendar year are limited to the lesser of 1,000 shares or shares with a fair market value of $25,000. The purchase price of the stock is 85% of the average high and low market share price on the day prior to the purchase date.

Independent contractor financial advisor share-based and other compensation

Under RJF's stock incentive plan, RJFS may grant stock options and RSU awards to our independent contractor financial advisors.

Other compensation

We offer non-qualified deferred compensation plans that provide benefits to our independent contractor financial advisors who meet certain production requirements. Management approves and funds contributions periodically throughout each plan year.

Certain independent contractor financial advisors are also eligible to participate in RJF's VDCP. Eligible participants may elect to defer a percentage or specific dollar amount of their compensation into the VDCP.

NOTE 8 – NET CAPITAL REQUIREMENTS

As a registered broker-dealer, we are subject to the requirements of the Uniform Net Capital Rule ("Rule 15c3-1") under the Securities Exchange Act of 1934. As a member firm of FINRA and as an introducing broker registered with the NFA, we are subject to FINRA's and the CFTC's capital requirements, respectively, both of which are substantially the same as Rule 15c3-1. Rule 15c3-1 provides for an "alternative net capital requirement," which we have elected. Regulations require that minimum net capital, as defined, be equal to the greater of $250,000 or 2% of aggregate debit items arising from client balances. FINRA may impose certain restrictions, such as restricting withdrawals of equity capital, if a member firm were to fall below a certain threshold or fail to meet minimum net capital requirements. As of September 30, 2023, we had no aggregate debit items and, therefore, the minimum net capital of $250,000 is applicable. The following table presents our net capital position.

$ in thousands	**September 30, 2023**
(Alternative Method elected)	
Net capital	$ 48,422
Less: required net capital	(250)
Excess net capital	**$ 48,172**

NOTE 9 – SUBSEQUENT EVENTS

The firm has evaluated subsequent events from the balance sheet date through November 21, 2023, the date at which the Statement of Financial Condition was to be issued.

LIFE WELL PLANNED.

RAYMOND JAMES®

INTERNATIONAL HEADQUARTERS: THE RAYMOND JAMES FINANCIAL CENTER

880 CARILLON PARKWAY // ST. PETERSBURG, FL 33716 // 800.248.8863

LIFEWELLPLANNED.COM